Lakeshore Acquisition I Corp.
Suite A-2F, 555 Shihui Road, Songjiang District,
Shanghai, China 201100

June 4, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Lakeshore Acquisition I Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-255174) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on June 8, 2021, or as soon thereafter as practicable.

Very truly yours,

Lakeshore Acquisition I Corp.

By:	/s/ Bill Chen
Name: Bill Chen
Title: Chief Executive Officer